Exhibit 12.1

Computation of Ratio of Earning to Fixed Charges

Resolute Energy Corporation

Ratio of Earning to Fixed Charges

(in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income (loss) before income taxes	$(178,485)	$29,857	$48,355	$8,574	$(65,130)
Fixed charges, excluding capitalized interest	33,499	18,758	6,012	6,905	2,205

Earnings	$(144,986)	$48,615	$54,367	$15,479	$(62,925)
Fixed charges:
Interest expense, including capitalized interest	$47,832	$22,094	$5,145	$5,317	$1,538
Estimate of interest within rental expense	4,198	3,235	2,167	2,047	667

Fixed charges	$52,030	$25,329	$7,312	$7,364	$2,205
Ratio of earnings to fixed charges	(a )	1.9	7.4	2.1	(a )

(a)	Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency was $197.0 million and $65.1 million for the years ended December 31, 2013 and December 31, 2009, respectively.